UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IronNet, Inc.

Full Name of Registrant

Former Name if Applicable

7900 Tysons One Place, Suite 400

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on April 22, 2022, a federal securities class action lawsuit was filed by a purported stockholder of IronNet, Inc. (the “Company”). The plaintiff’s complaint, as amended on August 29, 2022, names the Company, its current Chief Executive Officer, its former co-Chief Executive Officer and its former Chief Financial Officer as defendants and asserts, among other things, claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for alleged misrepresentations and/or omissions in September 2021 regarding the Company’s financial guidance for fiscal year 2022 (the “Securities Action”). On October 26, 2022, the defendants filed a motion to dismiss the amended complaint. On November 30, 2022, the lead plaintiff filed an opposition. The defendants have until December 21, 2022 to file a reply in support of the motion to dismiss.

On December 12, 2022, the Audit Committee of the Board of Directors was notified that a former employee of the Company has threatened claims against the Company and has made allegations that are similar in nature to those in issue in the Securities Action. The Company does not believe that the former employee’s threatened claims have any merit. However, on December 14, 2022, the Audit Committee determined that it would be appropriate to investigate the validity of the threatened claims before taking further action. The Company cannot predict its scope, duration or outcome of the contemplated investigation. The allegations do not relate to the Company’s financial statements for the fiscal quarter ended October 31, 2022; however, the Company will not be able to finalize its financial statements and related disclosures, until the investigation is complete. As a result, the Company does not expect to be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2022 (the “Form 10-Q”) within five calendar days of the prescribed due date.

The Company is actively pursuing additional financing, and the Board of Directors has initiated a review of strategic alternatives for the Company, including retaining advisors to assist in the strategic review process. Based on its current operations, in the absence of additional sources of liquidity, management anticipates that the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs through the end of December 2022.

In the event the Company determines that additional sources of liquidity will not be available to it or will not allow it to meet its obligations as they become due, the Company may need to file a voluntary petition for relief under the United States Bankruptcy Code in order to implement a plan of reorganization, court-supervised sale and/or liquidation. Furthermore, in the event the Company is unable to pursue bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, it may be necessary to pursue bankruptcy protection under Chapter 7 of the United States Bankruptcy Code, in which case a Chapter 7 trustee would be appointed or elected to liquidate the Company’s assets for distribution in accordance with the priorities established by the United States Bankruptcy Code. The Company expects that liquidation under Chapter 7 would result in significantly smaller distributions being made to stakeholders than those it might obtain under Chapter 11 primarily because of the likelihood that the Company’s assets would have to be sold or otherwise disposed of by a Chapter 7 trustee in a distressed fashion over a short period of time rather than sold by existing management as a going concern business. In the event that the Company pursues bankruptcy protection under Chapter 7, the Company’s material business activities will cease, and the Company will no longer have the capability to prepare financial statements and other disclosures required for the Form 10-Q or any other periodic reports for filing with the Securities and Exchange Commission. The Company expects that no distributions would be available for stockholders in a Chapter 7 liquidation.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Cameron D. Pforr	650	937-9660
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the three months ended October 31, 2022 is expected to be $7.0 million, compared to $6.9 million for the comparable prior year period. Total revenue for the nine months ended October 31, 2022 is expected to be $20.3 million, compared to $19.4 million for the comparable prior year period.

Gross profit for the three months ended October 31, 2022 is expected to be $4.1 million, representing a gross margin of 58%, compared to gross profit of $4.5 million and gross margin of 66% for the comparable prior year period. Gross profit for the nine months ended October 31, 2022 is expected to be $12.4 million, representing a gross margin of 61%, compared to gross profit of $13.2 million and gross margin of 68% for the comparable prior year period.

The Company’s operating expenses decreased significantly on a period-over-period basis due to large one-time non-cash stock compensation expenses incurred during the three months ended October 31, 2021 triggered by the modification of outstanding restricted stock units following the Company’s business combination transaction in August 2021.

Net loss for the three months ended October 31, 2022 is expected to be $16.2 million, compared to $162.9 million for the comparable prior year period. Net loss for the nine months ended October 31, 2022 is expected to be $77.7 million, compared to $195.6 million for the comparable prior year period.

The foregoing financial results are preliminary, have not been reviewed or audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the Company’s expectations with respect to the results of operations for the three and nine months ended September 30, 2022, the Audit Committee’s investigation into threatened claims, the expected filing of the Form 10-Q for the quarter ended October 31, 2022 and the need to pursue bankruptcy protection. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2022 and in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2022, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

IronNet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 16, 2022	By:	/s/ Cameron D. Pforr
Name: Cameron D. Pforr
Title: Chief Financial Officer